Exhibit 99.2

Compugen Reports Second Quarter 2017 Results

IND application for COM701 therapeutic antibody candidate
 for immuno-oncology expected to be filed towards the end of the first quarter of 2018

Compugen names Paul Sekhri as Chairman of the Board effective October 2, 2017

HOLON, ISRAEL, August 2, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the second quarter ended June 30, 2017.

Anat Cohen-Dayag, Ph.D., CEO and President of Compugen, stated, "During the second quarter we made important progress in our pipeline programs, most notably in COM701, our lead immuno-oncology checkpoint candidate targeting PVRIG. We are now planning on filing an Investigational New Drug (IND) application towards the end of the first quarter of 2018. Production of the drug for clinical testing is currently in progress and we are also finalizing our Phase I clinical trial design. Our second preclinical program, COM902, a TIGIT inhibitor, is also progressing, and is currently at the stage of cell line development for manufacturing."

Dr. Cohen-Dayag added, "In parallel to the progress achieved in our internal pipeline, we are also excited to see the CGEN-15001T program moving towards human clinical trials by Bayer, as a first-in-class opportunity with significant upside potential. We greatly appreciate Bayer's continued confidence in our discovery capabilities and, as previously stated, we are in discussions with them on potential future collaborative projects in the area of immuno-oncology."

"We are encouraged by the various discussions and evaluation processes we are currently holding with potential industry partners with respect to our four program areas. While we are confident that we can achieve multiple pipeline collaborations and believe that at least one new industry partnership may occur before the end of the year, the exact timing for completing any such collaborative arrangement cannot be precisely predicted and may take longer."

"Today we were also happy to announce the appointment of Paul Sekhri to serve as our new Chairman of the Board, effective October 2, 2017. We are delighted to have Paul join us and are confident that we will benefit from his leadership and expertise during the next exciting chapter of our corporate growth," Dr. Cohen-Dayag concluded.

Financial Results
R&D expenses for the second quarter of 2017 and six months ending June 30, 2017 were $7.1 million and $13.8 million, respectively, compared with $5.5 million and $12.2 million in the comparable periods in 2016. The increase primarily reflects expanded preclinical activities involving our pipeline program candidates, mainly related to COM701 as well as COM902.

Net loss for the second quarter of 2017 was $9.2 million, or $0.18 per diluted share, compared with a net loss of $6.6 million, or $0.13 per diluted share, for the comparable period in 2016. Net loss for the six months ending June 30, 2017 was $17.9 million, or $0.35 per diluted share, compared with a net loss of $15.2 million, or $0.30 per diluted share, for the comparable period in 2016.

As of June 30, 2017, cash and cash related accounts totaled $46.1 million, compared with $61.5 million as of December 31, 2016. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call with an accompanying slide presentation to discuss its second quarter 2017 results today, August 2, 2017, at 10:00 a.m. ET. To access the live conference call by telephone, please dial 1-888-668-9141 from the US, or +972-3-918-0609 internationally. The conference call and accompanying slide presentation will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay and the accompanying slide presentation will be available on the Company's website.

(Tables to follow)

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen's business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen's shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as "will," "may," "expects," "anticipates," "believes," "potential," "plan," "goal," "estimate," "likely," "should," and "intends," and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen's business model is substantially dependent on entering into collaboration agreements with third parties, Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen's most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972-3-765-8124

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Revenues	-	496	-	589
Cost of revenues	-	86	-	167
Gross profit	-	410	-	422

Operating expenses
Research and development expenses	7,063	5,463	13,793	12,237
Marketing and business development expenses	283	199	609	471
General and administrative expenses	1,911	1,756	3,638	3,593
Total operating expenses	9,257	7,418	18,040	16,301

Operating loss	(9,257)	(7,008)	(18,040)	(15,879)
Financial and other income, net	79	396	155	666
Loss before taxes on income	(9,178)	(6,612)	(17,885)	(15,213)
Taxes on income	-	20	-	20
Net loss	(9,178)	(6,632)	(17,885)	(15,233)

Basic and diluted net loss per ordinary share	(0.18)	(0.13)	(0.35)	(0.30)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,131,541	50,820,607	51,131,538	50,724,004

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	46,111	61,527
Other accounts receivable and prepaid expenses	1,433	1,153
Total current assets	47,544	62,680

Non-current assets
Long-term prepaid expenses	40	92
Severance pay fund	2,775	2,402
Property and equipment, net	5,265	5,965
Total non-current assets	8,080	8,459

Total assets	55,624	71,139

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	5,067	4,740
Total current liabilities	5,067	4,740

Non-current liabilities
Accrued severance pay	3,333	2,880
Total non-current liabilities	3,333	2,880

Total shareholders' equity	47,224	63,519
Total liabilities and shareholders' equity	55,624	71,139